Exhibit 99.2
Sinovac Commences Phase II Clinical Trial for EV71 Vaccine

BEIJING, June 28, 2011 /PRNewswire-Asia/ -- Sinovac Biotech Ltd. (Nasdaq: SVA), a leading provider of biopharmaceutical products in China, announced today the commencement of the Phase II clinical trial for its proprietary inactivated EV71 vaccine against Hand, Foot and Mouth Disease (HFMD). The safety observation results from the EV71 vaccine Phase I trial completed in May 2011 showing good safety and tolerance profiles for all three age groups (adult, children and infant groups) and the preliminary immunogenicity study results showed the vaccine can induce good immune responses.

The purpose of the Phase II clinical trial is to determine the dosage level through evaluating the immunogenicity and safety with different level of dosages of Sinovac's EV71 vaccine candidate, and to provide the reference data for Phase III clinical trial. The phase II clinical trial is designed as a single center, randomization, double blinded, and placebo controlled study. In phase II, there will be 540 healthy volunteers from 3 to 35 months old, separated in three age groups. Dosing with the first shot was started on schedule. It is anticipated to take 6 months to complete the phase II clinical trial.

Dr. Weidong Yin, Chairman, President & CEO, stated, "We are pleased to see the clinical trial for EV71 vaccine is moving forward well on schedule as we initiated dosing in the Phase II trial. We are on track to complete the Phase II clinical trial within the next six months and expected to commence the Phase III clinical trial before the HFMD outbreak season anticipated in the spring of 2012 to assess the efficacy of the vaccine candidate within the expanded population. At the same time, our R&D team is advancing other vaccine candidates ongoing as planned. The deep pipeline should drive the future commercialization opportunity as we aim to provide high quality vaccine products to children both in China and around the globe."

About EV71

Enterovirus 71, or EV71, causes Hand, Foot, and Mouth Disease (or HFMD). More than 90% of the reported cases occur in children under five years old. HFMD is a common and usually mild childhood disease. However, there has been an increase in severe HFMD cases reported associated with neurological symptoms caused by EV71. A number of outbreaks of EV71 HFMD in the Asia-Pacific region have been reported since 1997. Outbreaks have been reported in Malaysia (1997), Taiwan (1998, 2000 & 2001), mainland China (1998-2008), Australia (1999) and Singapore (2000) among other areas in the region. No specific treatment for this enterovirus infection and no vaccine are currently available.

HFMD has become a very serious problem in China, some other Asian countries and other areas in recent years given that no vaccine and specific treatment is currently available to protect against this disease. EV71 has evolved into a severe health threat to children as a growing number of HFMD cases have been reported in parts of Asia, including mainland China, Hong Kong, Singapore, South Korea, and Taiwan. According to the Chinese Ministry of Health's data available for the period from January 1 to November 30, 2010, the disease caused 876 deaths in China and over 1.73 million HFMD infection cases during the 2010 eleven-month period, as reported by health authorities, as compared to 353 fatalities in China and over 1.15 million reported HFMD infectious cases for the entire year of 2009. HFMD is common among infants and children, as most of the recently reported cases have occurred in children under five years of age.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacture and commercialization of vaccines that protect against human infectious diseases including hepatitis A, seasonal influenza, H5N1 (bird flu) pandemic influenza and H1N1 influenza. In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, PANFLU.1, and has received orders from the Chinese Central Government pursuit to the government stockpiling program. The Company is developing a number of new vaccine products, including vaccines for pneumococcal conjugate, enterovirus 71 (EV71) (against Hand, Foot & Mouth Disease), Japanese Encephalitis, animal and human rabies, HIB and epidemic meningitis, chickenpox, mumps and rubella. Its wholly owned subsidiary, Tangshan Yian, is focusing on the research, development, manufacturing and commercialization of animal vaccines and has completed the field trials for an independently developed inactivated animal rabies vaccine, which is anticipated to be launched into market in 2011.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. Statements that are not historical facts, including statements about Sinovac's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Sinovac does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Helen Yang/Chris Lee Sinovac Biotech Ltd.
Tel:	+86-10-8279-9871/9659
Fax:	+86-10-6296-6910
Email:	ir@sinovac.com

Investors: Stephanie Carrington/Amy Glynn The Ruth Group
Tel:	+1-646-536-7017/7023
Email:	scarrington@theruthgroup.com aglynn@theruthgroup.com

Media: Jason Rando The Ruth Group
Tel:	+1-646-536-7025
Email:	jrando@theruthgroup.com